SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 8, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

1Q13 Earnings Release

Banco Macro Announces Results for the First Quarter of 2013

Buenos Aires, Argentina, May 8, 2013 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2013 (“1Q13”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.457.9 million in 1Q13. This result was 8% higher than the Ps.425.8 million reported in the fourth quarter of 2012 (“4Q12”) and 41% higher than the Ps.323.8 million posted in the first quarter of 2012 (“1Q12”). In 1Q13, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 28.4% and 3.7%, respectively.

• In 1Q13, Banco Macro’s financing to the private sector grew 5% or Ps.1.5 billion quarter over quarter (“QoQ”) totaling Ps.33.4 billion. Commercial loans showed the best performance. Among commercial loans, overdrafts, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319 of BCRA) grew 24%, 6% and 6% QoQ, respectively. Among consumer loans, personal loans and credit cards loans rose 6% and 3% QoQ, respectively.

• In 1Q13, Banco Macro’s total deposits grew 8% QoQ, totaling Ps.39.1 billion and representing 87% of the Bank’s total liabilities. Private sector deposits grew 7% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.5 billion (20,2% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 32.7% of its total deposits in 1Q13.

• In 1Q13, the Bank’s non-performing to total financing ratio was 1.72% and the coverage ratio reached 156.2%.

1Q13 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, May 9, 2013		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Finance & IR Manager

To participate, please dial:	Webcast Replay: click here	Ines Lanusse
Argentine Participants: (0800) 444 2930		Investor Relations
U.S. Participants: +1 (877) 317 6776	Available from 5/9/2013 through
Participants from outside the U.S.:	5/23/2013	Phone: (54 11) 5222 6682
+1 (412) 317 6776		E-mail: investorelations@macro.com.ar

Conference ID: Banco Macro		Visit our website at: www.ri-macro.com.ar
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

1Q13 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q13 Earnings Release

Results

Earnings per outstanding share were Ps.0.78 in 1Q13, 7% higher than 4Q12´s level and 41% higher than in 1Q12.

EARNINGS PER SHARE	MACRO consolidated
	I 12	II 12	III 12	IV 12	I 13

Net income (M $)	323.8	332.1	412.0	425.7	457.9
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	8.5	9.0	9.7	10.4	11.2
Earnings per share ($)	0.55	0.57	0.70	0.73	0.78

Book value per ADS (USD)	19.38	19.89	20.69	21.15	21.87
Earning per ADS (USD)	1.26	1.26	1.50	1.48	1.53

Banco Macro’s 1Q13 net income of Ps.457.9 million was 8% or Ps.32.1 million higher than the previous quarter and rose 41% or Ps.134.1 million year over year (“YoY”). In 1Q13, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 28.4% and 3.7%, respectively.

In 1Q13, Banco Macro’s operating result was Ps.719.5 million, growing 34% QoQ. Had income from government and private securities and guaranteed loans been excluded, 1Q13 growth would have been 33%.

It is important to emphasize that this result was obtained with the leverage of 8x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I 12	II 12	III 12	IV 12	I 13

Net financial income	892.5	1,001.7	1,059.7	1,122.9	1,166.5
Provision for loan losses	-130.2	-169.9	-103.0	-197.3	-128.5
Net fee income	472.9	484.5	496.3	505.7	560.0
	1,235.2	1,316.3	1,453.0	1,431.3	1,598.0
Administrative expenses	-690.9	-761.2	-767.6	-895.8	-878.5
Operating result	544.3	555.1	685.4	535.5	719.5
Minority interest in subsidiaries	-2.4	-3.4	-3.8	-4.2	-3.9
Net other income	3.4	32.2	-16.8	21.8	31.7
Net income before income tax	545.3	583.9	664.8	553.1	747.3
Income tax	-221.5	-251.8	-252.9	-127.3	-289.4
NET INCOME	323.8	332.1	411.9	425.8	457.9

The Bank’s 1Q13 financial income totaled Ps.2.0 billion, increasing by 7% (Ps.125.6 million) compared to the previous quarter and 31% (Ps.484.8 million) compared to 1Q12.

Interest on loans represented 86% of total financial income in 1Q13, remaining similar to the previous quarter and slightly higher than the 85% in 1Q12. Interest on loans was 7% or Ps.108.7 million higher than 4Q12’s level mainly due to a higher average volume of the loan portfolio and, in less extent, to an increase in the average interest lending rates of 40bp. On an annual basis, interest on loans grew 33% or Ps.435.9 million.

3

1Q13 Earnings Release

In 1Q13, net income from government and private securities increased 34% or Ps.25.4 million QoQ mainly due to higher income from government securities (LEBAC/NOBAC) due to a higher volume of BCRA´s debt. On an annual basis, net income from government and private securities decreased 13% or Ps.14.7 million.

Income from differences in quoted prices of gold and foreign currency decreased 10% or Ps.11.6 million QoQ due to lower foreign currency trading results. On an annual basis, the increase was 56% or Ps.36.7 million.

Other financial income decreased by 18% or Ps.11.1 million compared to 4Q12 due to lower income on reverse repos with the financial sector. On an annual basis, the decrease was 5% or Ps.2.5 million.

FINANCIAL INCOME	MACRO consolidado
In MILLION $	I12	II12	III12	IV12	I13

Interest on cash and due from banks	0.0	0.1	0.0	0.1	0.1
Interest on loans to the financial sector	11.5	10.9	12.4	11.3	10.3
Interest on overdrafts	152.3	154.1	205.5	209.1	228.0
Interest on documents	102.7	92.7	99.1	120.3	126.6
Interest on mortgages loans	47.4	44.3	47.8	59.3	67.6
Interest on pledges loans	32.0	29.4	29.3	36.1	42.5
Interest on credit cards loans	165.9	183.4	184.3	207.1	222.8
Interest on financial leases	16.5	14.5	14.1	14.9	15.8
Interest on other loans	801.0	832.3	905.4	998.5	1,051.7
Net Income from government & private securities (1)	115.6	102.8	67.6	75.5	100.9
Interest on other receivables from financial interm.	0.2	0.2	0.2	0.4	0.9
Income from Guaranteed Loans - Decree 1387/01	0.0	0.0	10.6	6.3	12.1
CER adjustment	0.2	0.3	13.9	8.5	16.4
CVS adjustment	0.0	0.1	0.2	0.2	0.2
Difference in quoted prices of gold and foreign currency	65.4	104.6	103.3	113.7	102.1
Other	51.5	86.8	70.6	60.1	49.0

Total financial income	1,562.2	1,656.5	1,764.3	1,921.4	2,047.0

(1) Net Income from government & private securities
LEBAC / NOBAC	54.8	49.4	26.4	13.2	33.5
Other	60.8	53.4	41.2	62.3	67.4
TOTAL	115.6	102.8	67.6	75.5	100.9

The Bank’s 1Q13 financial expense totaled Ps.880.5 million, increasing by 10% (Ps.82 million) compared to the previous quarter and increasing by 31% (Ps.210.8 million) compared to 1Q12.

In 1Q13, interest on deposits including checking and saving accounts represented 77% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 8% or Ps.52.9 million QoQ due to the increase on the average volume of deposits and an increase of the average deposit rate of 54bp. On a yearly basis, interest on deposits including checking and saving accounts grew 29% or Ps.150.3 million.

Other financial expense grew 22% or Ps.27.7 million QoQ and 61% or Ps.57.1 million YoY due to higher gross income taxes.

4

1Q13 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	I12	II12	III12	IV12	I13

Interest on checking accounts	0.1	0.1	0.1	0.1	0.1
Interest on saving accounts	7.7	7.8	8.7	9.8	10.0
Interest on time deposits	519.2	497.9	536.0	614.5	667.2
Interest on financing from financial institutions	1.0	1.2	1.1	1.0	1.0
Interest on other liabilities from fin intermediation	17.2	16.2	14.1	15.0	14.8
Interest on subordinated bonds	15.9	16.1	16.9	17.9	18.5
Other Interest	0.8	0.6	0.8	0.8	0.8
CER adjustment	1.1	1.1	1.1	1.1	1.2
Contribution to Deposit Guarantee Fund	12.7	13.9	14.4	14.9	15.8
Other	94.0	99.9	111.4	123.4	151.1
Total financial expense	669.7	654.8	704.6	798.5	880.5

 As of 1Q13, the Bank’s net interest margin was 12.9%, higher than the 12.5% posted in 4Q12 and higher than the 11.6% posted in 1Q12. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 13.2% in 1Q13, higher than the 13% posted in 4Q12 and the 11.7% posted in 1Q12.

In 1Q13, Banco Macro’s net fee income totaled Ps.560 million, 11% or Ps.54.3 million higher than 4Q12, and 18% or Ps.87.1 million higher than 1Q12. This growth was mainly driven by fees on deposits, including checking and saving accounts, debit and credit cards fees, and other fees which increased 8%, 3% and 18% QoQ, respectively. On a yearly basis, this increase was mainly driven by credit-related fees and debit and credit card fees which increased 50% and 43%, respectively.

NET FEE INCOME	MACRO consolidated
In MILLION $	I12	II12	III12	IV12	I13

Fee charges on deposit accounts	365.4	381.8	405.5	419.1	452.3
Debit and credit card fees	116.0	124.9	142.0	161.9	166.4
Other fees related to foreign trade	8.5	9.2	10.3	10.7	10.0
Credit-related fees	25.7	27.1	34.3	53.9	38.6
Lease of safe-deposit boxes	14.8	16.0	17.0	16.8	16.9
Other	72.2	78.8	64.6	68.3	80.3
Total fee income	602.6	637.8	673.7	730.7	764.5

Total fee expense	129.7	153.3	177.4	225.0	204.5

Net fee income	472.9	484.5	496.3	505.7	560.0

In 1Q13 Banco Macro’s administrative expenses reached Ps.878.5 million, 2% or Ps.17.3 million lower than the previous quarter mainly due to lower directors and statutory auditors fees and lower other operating expenses. Administrative expenses increased 27% or Ps.187.6 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher other operating expenses.

Personnel expenses grew 1% or Ps.3.1 million QoQ, due to the provision for “2013 future salary increases” of Ps.64 million, the provision for the “holiday plus equivalent” for Ps.13 million in 1Q13, and offset by the decrease of the provision for the payment of bonuses and other provisions accounted in 4Q12 for Ps.80 million.

As of March 2013, the efficiency ratio reached 50.9%, improving from the 55% posted in 4Q12. In 1Q13, administrative expenses decreased 2% QoQ while net financial income and net fee income grew 4% and 11% respectively.

5

1Q13 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I12	II12	III12	IV12	I13

Personnel expenses	414.1	450.3	453.4	526.5	529.6
Directors & statutory auditors´fees	12.3	16.8	18.9	27.0	15.8
Other professional fees	22.8	26.0	28.1	33.0	30.6
Advertising & publicity	18.3	23.7	22.3	28.2	21.3
Taxes	36.5	44.3	39.8	48.7	47.3
Depreciation of equipment	19.6	20.9	21.6	22.9	23.0
Amortization of organization costs	17.0	17.9	18.8	19.0	19.6
Other operating expenses	98.2	99.6	108.2	123.8	128.8
Other	52.1	61.7	56.5	66.7	62.5
Total Administrative Expenses	690.9	761.2	767.6	895.8	878.5

Total Employees	8,386	8,470	8,476	8,482	8,484
Branches	417	427	427	428	428
Efficiency ratio	50.6%	51.2%	49.3%	55.0%	50.9%

Accumulated efficiency ratio	50.6%	50.9%	50.4%	51.6%	50.9%

In 1Q13, the Bank’s net other income totalled Ps.31.7 million, increasing Ps.9.9 million QoQ. This increase was due to recovered loans for Ps.9.4 million in 1Q13.

NET OTHER INCOME	MACRO Consolidated
In MILLION $	I12	II12	III12	IV12	I13

Other Income
Penalty interest	8.9	9.1	11.9	9.6	8.9
Recovered loans and reversed allowances	14.0	14.3	29.4	21.2	35.2
Other	7.2	34.5	13.5	23.0	17.4
Total Other Income	30.2	57.9	54.8	53.8	61.5

Other Expense
Charges for other receivables uncollectibility and other allowances	9.8	10.2	9.0	14.0	9.9
Amortization of differences related to court orders	5.0	5.0	50.0	0.0	0.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5
Other Expense	8.5	7.0	9.1	15.5	16.4
Total Other Expense	26.8	25.7	71.6	32.0	29.8

Net Other Income	3.4	32.2	-16.8	21.8	31.7

In 1Q13, Banco Macro's effective income tax rate was 38.7%, compared to 40.6% in 1Q12.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.33.4 billion, increasing 5% or Ps.1.5 billion QoQ and 29% or Ps.7.4 billion YoY.

6

1Q13 Earnings Release

Within commercial loans, growth was driven overdrafts which grew 24% QoQ and by pledges and mortgages loans, which both grew 6% QoQ, respectively. Within this loan portfolio, productive investments loans with mortgage and pledge guarantees respectively have been included (Communication “A” 5319 of BCRA).

The main growth in consumer loans was driven by personal loans which grew 6% QoQ, and credit card loans, which increased 3% QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	I 12	II 12	III 12	IV 12	I 13	I13/IV12	I13/I12

Overdrafts	2,855.6	4,068.5	4,552.3	4,280.6	5,296.2	24%	85%
Discounted documents	2,925.3	2,834.8	2,951.7	3,651.4	3,586.3	-2%	23%
Mortgages loans	1,149.1	1,085.2	1,129.0	1,508.5	1,603.2	6%	40%
Pledges loans	631.2	618.2	638.4	928.7	983.2	6%	56%
Personal loans	9,466.6	9,788.0	10,285.6	10,826.6	11,466.8	6%	21%
Credit Card loans	3,415.7	3,694.0	3,928.5	4,725.2	4,884.1	3%	43%
Others	4,470.0	4,325.8	4,741.4	4,808.5	4,272.3	-11%	-4%
Total credit to the private sector	24,913.4	26,414.5	28,226.9	30,729.5	32,092.1	4%	29%
Financial trusts	671.2	651.5	639.9	839.8	908.0	8%	35%
Leasing	322.7	305.0	291.5	323.1	352.6	9%	9%
Total credit w/ f. trusts and leasing	25,907.4	27,371.0	29,158.3	31,892.4	33,352.7	5%	29%

Public Sector Assets

In 1Q13, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3.9%, similar to the 3.9% posted in 4Q12 and higher than the 1.9% in 4Q12.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I12	II12	III12	IV12	I13

LEBAC / NOBAC B.C.R.A.	2,048.8	1,140.8	848.0	125.8	1,391.1
Other	498.1	647.6	931.1	1,284.2	1,357.9
Government securities	2,546.9	1,788.4	1,779.1	1,410.0	2,749.0
Guaranteed loans	266.0	262.8	282.8	272.6	295.5
Provincial loans	57.0	52.9	41.5	313.6	309.1
Government securities loans	0.0	0.8	6.0	0.0	0.0
Loans	323.0	316.5	330.3	586.2	604.6
Purchase of government bonds	17.6	18.3	18.0	18.4	18.9
Other receivables	17.6	18.3	18.0	18.4	18.9

TOTAL PUBLIC SECTOR ASSETS	2,887.5	2,123.2	2,127.4	2,014.6	3,372.5

TOTAL PUBLIC SECTOR LIABILITIES	61.2	59.5	44.1	42.2	43.6

Net exposure	2,826.3	2,063.7	2,083.3	1,972.4	3,328.9

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	838.7	982.4	1,279.4	1,888.8	1,981.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	1.9%	2.1%	2.7%	3.9%	3.9%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	1.7%	2.0%	2.6%	3.8%	3.8%

7

1Q13 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.39.1 billion in 1Q13, growing 8% or Ps.2.9 billion QoQ and 19% or Ps.6.3 billion YoY, and representing 87% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 7% or Ps.2 billion and public sector deposits grew 11% or Ps.902.4 million QoQ respectively. Within private sector deposits, an increase in peso deposits of 8% was observed, while foreign currency deposits decreased Ps.10.4 million.

The increase in private sector deposits was led by time deposits, which grew 14% or Ps1.8 billion QoQ. In addition, transactional deposits slightly increased Ps.54 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I 12	II 12	III 12	IV 12	I 13	I13/IV12	I13/I12

Public sector	7,450.3	8,242.7	8,227.1	8,318.4	9,220.8	11%	24%

Financial sector	20.9	20.0	21.9	24.2	20.2	-17%	-3%

Private sector	25,270.6	25,336.9	26,446.0	27,846.1	29,818.2	7%	18%
Checking accounts	5,725.1	5,717.7	6,072.2	6,716.9	6,509.7	-3%	14%
Savings accounts	5,831.0	6,310.0	6,161.1	6,467.2	6,728.4	4%	15%
Time deposits	12,915.4	12,481.4	13,309.1	13,596.2	15,440.1	14%	20%
Other	799.1	827.8	903.6	1,065.8	1,140.0	7%	43%
TOTAL	32,741.8	33,599.6	34,695.0	36,188.7	39,059.2	8%	19%

Other sources of funds

In 1Q13, other sources of funds increased 6% or Ps.458.7 million compared to 4Q12, as a result of the increase in the Bank´s equity (totaling Ps.457.9 million), driven by 1Q13 results.

OTHER FUNDING	MACRO consolidated
In MILLION $	I12	II12	III12	IV12	I13

Central Bank of Argentina	11.9	21.6	21.8	21.7	21.3
Banks and international institutions	142.8	164.6	287.0	276.8	209.6
Financing received from Argentine financial institutions	89.2	87.4	91.2	85.1	93.0
Subordinated corporate bonds	675.1	681.0	723.6	740.2	789.8
Non-subordinated corporate bonds	676.2	498.4	506.4	541.7	552.7
Shareholders´ equity	5,043.4	5,361.4	5,773.3	6,199.1	6,657.0
Total Funding	6,638.6	6,814.4	7,403.3	7,864.7	8,323.4

As of March 2013 Banco Macro’s average cost of funds reached 8%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 44% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

8

1Q13 Earnings Release

Liquid Assets

In 1Q13, the Bank’s liquid assets amounted to Ps.12.8 billion, showing an increase of 11% QoQ and a decrease of 8% on a yearly basis.

In 1Q13, Banco Macro experienced an increase in the Lebacs/Nobacs portfolio and Reverse repos, which was partially offset by a cash decrease.

In March 2013 Banco Macro’s liquid assets to total deposits ratio reached 32.7%.

LIQUID ASSETS	MACRO consolidado
In MILLION $	I 12	II 12	III 12	VI 12	I 13

Cash	9,235.4	7,221.0	7,393.7	10,047.0	9,270.3
Guarantees for compensating chambers	399.1	447.4	486.3	517.4	553.7
Call	173.0	331.8	373.0	166.5	305.0
Reverse repos	119.1	122.0	246.6	146.3	337.2
LEBAC / NOBAC	3,901.7	4,074.9	3,709.4	612.9	2,296.0
TOTAL	13,828.3	12,197.1	12,209.0	11,490.1	12,762.2

Liquid assets to total deposits	42.2%	36.3%	35.2%	31.7%	32.7%

Solvency

Banco Macro continued showing high solvency levels in 1Q13 despite the new capital requirement regulation was applied. Banco Macro´s excess capital in 1Q13 was 58% or Ps.2.5 billion.

According to Communication “A” 5369 of BCRA, substantial changes regarding minimum capital requirements for all financial entities were incorporated. These adjustments include variations in capital requirements categories and in Integration Capital (RPC). Within these changes, outstands the fact that since February 2013 interest rate risk requirement has been excluded from the total capital requirement.

Additionally, the modification requires the comparison between January´s 2013 total capital requirement (when interest rate risk requirement was still contemplated) against the month under analysis total capital requirement (March 2013 in this case). From this comparison, the highest must be considered.

In the case of Banco Macro, the highest total capital requirement turned out to be January 2013, when interest rate risk requirement was contemplated for the last time. Consequently, in the new excess capital calculation, interest rate risk requirement is still contemplated.

The interest rate risk requirement as of 1Q13 would have been Ps.895.2 million or 11% higher than 4Q12.

The capitalization ratio (as a percentage of risk-weighted assets) was 20.2% in 1Q13, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

9

1Q13 Earnings Release

MIN.CAP.REQUIREMENT	MACRO consolidado
In MILLION $	I12	II12	III12	IV12	I13

Credit risk requirement	2,310.0	2,367.0	2,566.6	2,678.1	2,752.5
Market risk requirement	42.0	41.0	37.3	36.1	52.0
Operational risk requirement	-	317.0	490.3	693.5	709.9
Interest rate risk requirement	682.0	637.0	714.8	806.6	838.2
Total capital requirement	3,034.0	3,362.0	3,809.0	4,214.4	4,352.6

Integrated capital (RPC)	5,218.0	5,465.0	5,849.8	6,281.2	6,859.0

Excess capital	2,184.0	2,103.0	2,040.8	2,066.8	2,506.4

Capitalization ratio	18.3%	18.7%	18.5%	19.0%	20.2%

Asset Quality

In 1Q13, Banco Macro’s non-performing to total financing ratio remained stable, reaching a level of 1.72% compared to 1.78% posted in 4Q12.

The coverage ratio reached 156.2% in 1Q13.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidado
In MILLION $	I 12	II 12	III 12	IV 12	I 13

Commercial portfolio	11,961.5	12,441.3	13,499.6	13,962.1	14,641.4
Non-performing	91.3	92.0	100.8	182.9	177.6
Consumer portfolio	15,169.4	16,272.4	17,139.7	19,027.2	19,845.9
Non-performing	334.7	360.7	390.5	402.9	414.6
Total portfolio	27,130.9	28,713.7	30,639.3	32,989.3	34,487.3
Non-performing	426.0	452.7	491.3	585.8	592.2
Total non-performing/ Total portfolio	1.57%	1.58%	1.60%	1.78%	1.72%
Total allowances	684.6	767.6	792.7	905.2	924.7
Coverage ratio w/allowances	160.70%	169.54%	161.35%	154.52%	156.15%

10

1Q13 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidado
In MILLION $	I 12	II 12	III 12	IV 12	I 13

CER adjustable ASSETS
Guaranteed loans	311.5	318.6	325.3	305.6	312.6
Private sector loans	9.7	8.8	8.0	7.2	6.7
Other loans	0.6	0.7	0.5	0.4	0.3
Loans	321.8	328.1	333.8	313.2	319.6
Other receivables	1.5	2.4	2.3	2.6	2.5
Total CER adjustable assets	323.3	330.5	336.1	315.8	322.1

CER adjustable LIABILITIES
Deposits	0.2	0.2	0.0	0.2	0.2
Other liabilities from financial intermediation	44.4	44.2	43.9	43.7	43.4
Total CER adjustable liabilities	44.6	44.4	43.9	43.9	43.6

NET ASSET CER EXPOSURE	278.7	286.1	292.2	271.9	278.5

FOREIGN CURRENCY POSITION	MACRO Consolidated
In MILLION $	I12	II12	III12	IV12	I13

Cash	4,430.7	3,432.8	3,524.0	3,618.4	4,224.2
Government and private securities	450.0	406.4	469.0	617.8	766.2
Loans	3,216.1	2,663.2	2,608.8	2,518.0	2,155.3
Other receivables from financial intermediation	933.0	895.2	551.2	483.8	417.7
Investments in other companies	0.6	0.6	0.7	0.7	0.7
Other receivables	93.5	115.4	163.2	123.7	186.8
Receivables from financial leases	41.0	38.1	35.2	31.5	29.2
Items pending allocation	0.9	0.8	0.5	1.1	1.0
TOTAL ASSETS	9,165.8	7,552.5	7,352.6	7,395.0	7,781.1
Deposits	4,490.5	3,651.5	3,441.6	3,324.7	3,353.9
Other liabilities from financial intermediation	2,078.8	1,211.3	1,265.0	1,210.6	1,214.8
Other liabilities	9.7	4.5	6.3	8.4	7.1
Subordinated corporate bonds	675.1	681.0	723.4	740.2	789.8
Items pending allocation	0.0	0.0	0.0	0.0	0.2
TOTAL LIABILITIES	7,254.1	5,548.3	5,436.3	5,283.9	5,365.8

NET FX POSITION	1,911.7	2,004.2	1,916.3	2,111.1	2,415.3

11

1Q13 Earnings Release

Relevant and Recent Events

In March 2013, Banco Macro S.A., as surviving company, and Banco Privado de Inversiones S.A., as absorbed company, have entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión”), by virtue of which Banco Macro S.A. shall absorb retroactively to January 1st 2013 Banco Privado de Inversiones S.A., all subject to the approvals of all applicable entities and the relevant Shareholders’ Meetings.

12

1Q13 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidado
In MILLION $	I 12	II 12	III 12	IV 12	I 13

ASSETS	45,329.3	46,370.6	48,089.8	48,379.0	51,454.2
Cash	9,235.4	7,221.0	7,393.7	10,047.0	9,270.3
Government and Private Securities	4,800.7	5,143.4	5,204.0	2,343.1	4,451.2
-LEBAC/NOBAC	3,901.7	4,075.0	3,709.4	612.9	2,296.0
-Other	899.0	1,068.4	1,494.6	1,730.2	2,155.2
Loans	25,303.8	26,842.2	28,696.7	31,202.6	32,722.5
to the non-financial government sector	322.9	316.7	330.3	586.6	604.6
to the financial sector	385.2	519.7	528.1	299.3	464.4
to the non-financial private sector and foreign residents	25,266.8	26,757.8	28,618.5	31,203.9	32,562.1
-Overdrafts	2,855.6	4,068.5	4,552.3	4,280.6	5,296.2
-Documents	2,925.3	2,834.8	2,951.7	3,651.4	3,586.3
-Mortgage loans	1,149.1	1,085.2	1,129.0	1,508.5	1,603.2
-Pledge loans	631.2	618.2	638.4	928.7	983.2
-Personal loans	9,466.6	9,788.0	10,285.6	10,826.6	11,466.8
-Credit cards	3,415.7	3,694.0	3,928.5	4,725.2	4,884.1
-Other	4,470.0	4,325.8	4,741.4	4,808.5	4,272.3
-Accrued interest, adjustments, price differences receivables and unearned discount	353.3	343.3	391.7	474.4	470.0
Allowances	-671.1	-752.0	-780.1	-887.2	-908.6
Other receivables from financial intermediation	3,805.1	5,103.3	4,561.8	2,380.2	2,970.9
Receivables from financial leases	322.2	304.5	290.7	321.5	351.4
Investments in other companies	9.4	10.2	10.3	11.6	11.7
Other receivables	675.0	530.2	747.4	855.2	427.2
Other assets	1,177.7	1,215.8	1,185.2	1,217.8	1,249.0

LIABILITIES	40,285.9	41,009.2	42,316.5	42,179.9	44,797.2
Deposits	32,741.8	33,599.6	34,695.0	36,188.7	39,059.2
From the non-financial government sector	7,450.3	8,242.7	8,227.1	8,318.4	9,220.8
From the financial sector	20.9	20.0	21.9	24.2	20.2
From the non-financial private sector and foreign residents	25,270.6	25,336.9	26,446.0	27,846.1	29,818.2
-Checking accounts	5,725.1	5,717.7	6,072.2	6,716.9	6,509.7
-Savings accounts	5,831.0	6,310.0	6,161.1	6,467.2	6,728.4
-Time deposits	12,915.4	12,481.4	13,309.1	13,596.2	15,440.1
-Other	799.1	827.8	903.6	1,065.8	1,140.0
Other liabilities from financial intermediation	5,448.9	5,755.4	5,657.3	3,785.0	3,808.8
Subordinated corporate bonds	675.1	681.0	723.6	740.2	789.8
Other liabilities	1,420.1	973.2	1,240.6	1,466.0	1,139.4

SHAREHOLDERS' EQUITY	5,043.4	5,361.4	5,773.3	6,199.1	6,657.0

LIABILITIES + SHAREHOLDERS' EQUITY	45,329.3	46,370.6	48,089.8	48,379.0	51,454.2

13

1Q13 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidado
In MILLION $	I 12	II 12	III 12	IV 12	I 13
Financial income	1,562.2	1,656.5	1,764.3	1,921.4	2,047.0
Interest on cash and due from banks	0.0	0.1	0.0	0.1	0.1
Interest on loans to the financial sector	11.5	10.9	12.4	11.3	10.3
Interest on overdrafts	152.3	154.1	205.5	209.1	228.0
Interest on documents	102.7	92.7	99.1	120.3	126.6
Interest on mortgage loans	47.4	44.3	47.8	59.3	67.6
Interest on pledge loans	32.0	29.4	29.3	36.1	42.5
Interest on credit card loans	165.9	183.4	184.3	207.1	222.8
Interest on financial leases	16.5	14.5	14.1	14.9	15.8
Interest on other loans	801.0	832.3	905.4	998.5	1,051.7
Income from government & private securities, net	115.6	102.8	67.6	75.5	100.9
Interest on other receivables from fin. intermediation	0.2	0.2	0.2	0.4	0.9
Income from Guaranteed Loans - Decree 1387/01	0.0	0.0	10.6	6.3	12.1
CER adjustment	0.2	0.3	13.9	8.5	16.4
CVS adjustment	0.0	0.0	0.2	0.2	0.2
Difference in quoted prices of gold and foreign currency	65.4	104.6	103.3	113.7	102.1
Other	51.5	86.9	70.6	60.1	49.0
Financial expense	-669.7	-654.8	-704.6	-798.5	-880.5
Interest on checking accounts	-0.1	-0.1	-0.1	-0.1	-0.1
Interest on saving accounts	-7.7	-7.8	-8.7	-9.8	-10.0
Interest on time deposits	-519.2	-497.9	-536.0	-614.5	-667.2
Interest on interfinancing received loans	-1.0	-1.2	-1.1	-1.0	-1.0
Interest on other liabilities from fin. intermediation	-17.2	-16.2	-14.1	-15.0	-14.8
Interest on subordinated bonds	-15.9	-16.1	-16.9	-17.9	-18.5
Other Interest	-0.8	-0.6	-0.8	-0.8	-0.8
CER adjustment	-1.1	-1.1	-1.1	-1.1	-1.2
Contribution to Deposit Guarantee Fund	-12.7	-13.9	-14.4	-14.9	-15.8
Other	-94.0	-99.9	-111.4	-123.4	-151.1
Net financial income	892.5	1,001.7	1,059.7	1,122.9	1,166.5
Provision for loan losses	-130.2	-169.9	-103.0	-197.3	-128.5

Fee income	602.6	637.8	673.7	730.7	764.5
Fee expense	-129.7	-153.3	-177.4	-225.0	-204.5
Net fee income	472.9	484.5	496.3	505.7	560.0

Administrative expenses	-690.9	-761.2	-767.6	-895.8	-878.5
Minority interest in subsidiaries	-2.4	-3.4	-3.8	-4.2	-3.9
Net other income	3.4	32.2	-16.8	21.8	31.7
Earnings before income tax	545.3	583.9	664.8	553.1	747.3
Income tax	-221.5	-251.8	-252.9	-127.3	-289.4

Net income	323.8	332.1	411.9	425.8	457.9

14

1Q13 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I 12	II 12	III 12	IV 12	I 13
Profitability & performance
Net interest margin	11.6%	11.5%	12.1%	12.5%	12.9%
Net interest margin adjusted (1)	11.7%	12.2%	12.6%	13.0%	13.2%
Net fee income ratio	34.6%	32.6%	31.9%	31.1%	32.4%
Efficiency ratio	50.6%	51.2%	49.3%	55.0%	50.9%
Net fee income as a percentage of adm expenses	68.5%	63.6%	64.7%	56.5%	63.7%
Return on average assets	3.1%	2.9%	3.6%	3.5%	3.7%
Return on average equity	26.1%	25.2%	28.9%	27.8%	28.4%
Liquidity
Loans as a percentage of total deposits	79.3%	82.1%	85.0%	88.7%	86.1%
Liquid assets as a percentage of total deposits	42.2%	36.3%	35.2%	31.8%	32.7%
Capital
Total equity as a percentage of total assets	11.1%	11.6%	12.0%	12.8%	12.9%
Regulatory capital as a percentage of risk weighted assets	18.3%	18.7%	18.5%	19.0%	20.2%
Asset Quality
Allowances over total loans	2.6%	2.7%	2.6%	2.8%	2.7%
Non-performing loans as a percentage of total loans	1.6%	1.6%	1.6%	1.8%	1.7%
Allowances as a percentage of non-performing loans	161.7%	170.8%	162.8%	155.4%	157.2%
Amparos as a percentage of average equity	1.0%	0.9%	0.0%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	I 12	II 12	III 12	IV 12	I 13

Profitability & performance
Net interest margin	11.6%	11.5%	11.7%	12.1%	12.9%
Net interest margin adjusted (1)	11.7%	12.0%	12.2%	12.6%	13.2%
Net fee income ratio	34.6%	33.6%	33.0%	32.5%	32.4%
Efficiency ratio	50.6%	50.9%	50.4%	51.6%	50.9%
Net fee income as a percentage of adm expenses	68.5%	65.9%	65.5%	62.9%	63.7%
Return on average assets	3.1%	3.0%	3.2%	3.3%	3.7%
Return on average equity	26.1%	25.7%	26.8%	27.1%	28.4%
Liquidity
Loans as a percentage of total deposits	79.3%	82.1%	85.0%	88.7%	86.1%
Liquid assets as a percentage of total deposits	42.2%	36.3%	35.2%	31.8%	32.7%
Capital
Total equity as a percentage of total assets	11.1%	11.6%	12.0%	12.8%	12.9%
Regulatory capital as a percentage of risk weighted assets	18.3%	18.7%	18.5%	19.0%	20.2%
Asset Quality
Allowances over total loans	2.6%	2.7%	2.6%	2.8%	2.7%
Non-performing loans as a percentage of total loans	1.6%	1.6%	1.6%	1.8%	1.7%
Allowances as a percentage of non-performing loans	161.7%	170.8%	162.8%	155.4%	157.2%
Amparos as a percentage of average equity	1.0%	0.9%	0.0%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 8, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director